UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

******

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018, among Brookfield Property Partners L.P. (“BPY”), Goldfinch Merger Sub Corp. and GGP Inc. (“GGP”). This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, BPY will file with the SEC a registration statement on Form F-4 that will include a prospectus of BPY, and GGP will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus of GGP. The BPY prospectus and the GGP proxy statement/prospectus will be mailed to GGP stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP through the SEC’s website at http://www.sec.gov. In addition, investors will be able to obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at bpy.brookfield.com, and will be able to obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed transaction that will be described in the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC’s website at http://www.sec.gov. Information regarding BPY’s directors and executive officers is contained in BPY’s 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP’s directors and executive officers is contained in GGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2017 Proxy Statement on Schedule 14A filed with the SEC on April 3, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018

BROOKFIELD PROPERTY PARTNERS, L.P.
By its general partner, Brookfield Property Partners Limited

	By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Assistant Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Brookfield Property Partners L.P. Press Release dated March 26, 2018

99.2	Investor Presentation dated March 26, 2018